UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

May 7, 2013

Commission file number 1- 32479

TEEKAY LNG PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

4th Floor, Belvedere Building

69 Pitts Bay Road

Hamilton, HM 08 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes  ☐             No   ☒

Explanatory Paragraph

The consolidated financial statements of MALT LNG Holdings ApS that were originally filed with the SEC on April 16, 2013 as Exhibit 15.3 to the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2012 did not include the name of the audit firm and its signature in the Independent Auditors’ Report. This Form 6-K includes these consolidated financial statements of MALT LNG Holdings ApS as originally filed, updated only to include the name of the audit firm and its signature in the Independent Auditors’ Report.

Financial Statements and Exhibits.

(a)	Financial Statements

1.	The Consolidated Financial Statements of MALT LNG Holdings ApS as of and for the year ended December 31, 2012 are filed as Exhibit 99.1 hereto and are incorporated by reference herein.

(b)	Exhibits.

Exhibit Number	Exhibit Description

23.1	Consent of Independent Registered Public Accounting Firm

99.1	Consolidated Financial Statements of MALT LNG Holdings ApS as of and for the year ended December 31, 2012

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE PARTNERSHIP:

•	REGISTRATION STATEMENT ON FORM S-8 (NO.333-124647) FILED WITH THE SEC ON MAY 5, 2005

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-170838) FILED WITH THE SEC ON NOVEMBER 24, 2010

•	REGISTRATION STATEMENT ON FORM F-3ASR (NO.333-174220) FILED WITH THE SEC ON MAY 13, 2011

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY LNG PARTNERS L.P.

By: Teekay GP L.L.C., its general partner

Date: May 7, 2013	By:	/s/ Peter Evensen
Peter Evensen
Chief Executive Officer and Chief Financial Officer (Principal Executive, Financial and Accounting Officer)

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